                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Ribi ImmunoChem Research, Inc.

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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   762553105
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA  19102
                             Telephone 215-751-7633

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                             December 31, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 762553105                                            PAGE 2 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SmithKline Beecham Biologicals Manufacturing S.A.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Belgium
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,155,172
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,155,172
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,155,172
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        10.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 762553105                                            PAGE 3 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.R. One, Limited
        23-1729901
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Pennsylvania Business Trust
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES          693,608
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    693,608
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        693,608
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


Item 1.  Security and Issuer.

                Common Stock, $.001 Par Value

                Ribi Immunochem Research, Inc.
                553 Old Corvallis Road
                Hamilton, MT  59840


Item 2.  Identity and Background.

                (a) S.R. One, Limited ("SRO"), a Pennsylvania business, is a venture capital company.

                        SmithKline Beecham Biologicals Manufacturing S.A. ("SBBM"),
a company organized under the laws of Belgium, is engaged in commercial, industrial and financial activities relating to real and personal property for SmithKline Beecham's worldwide vaccines business, SmithKline Beecham Biologicals.

                        Collectively, SRO and SBBM are sometimes referred to as the "Group".

                (b)  The principal business address for SRO is:

                        565 East Swedesford Road
                        Suite 315
                        Wayne, Pennsylvania  19087

                        The principal business address for SBBM is:

                        Rue de l'Institut 89
                        B-1330 Rixensart
                        BELGIUM


                (c) Information concerning the Group is set forth in response to
Item 2(a) above.

                (d) During the last five years, the Group has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                (e) During the last five years the Group was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                (f)  Not applicable.


Item 3.  Source and Amount of Funds or Other Consideration.

                Source of Funds:  Working Capital
                Consideration:    $4,000,000

Item 4.  Purpose of Transaction.

         The Group intends to review from time to time the business affairs and financial position of the Issuer. Based on such evaluation and review, as well as general economic and industry conditions existing at the time and the Group's own financial plans, the Group may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through public offering or otherwise. All of the securities acquired have been purchases for investment purposes.

                                                               Page 5 of 7 Pages



Item 5.  Interest in Securities of the Issuer.

                  (a)  Amount and Percent Beneficially Owned

                        Reporting Person        No. of Shares   Percent
                        ----------------        -------------   -------
                        SRO                        693,608 (1)    3.3%
                        SBBM                     2,155,172 (2)   10.1%
                                                                -----
                                                                 13.4%

         (1) Balance owned of record by SRO after sale of 57,000 shares in the open market as described in Item 5(c) below.

         (2) Includes (A) 1,103,448 shares owned of record by SBBM, and (B) 500,000 shares which SBBM has right to acquire by exercise of warrants at a warrant exercise price of $5.00 per share (expiring December 31, 1999) and (C) 551,724 shares (based on the Subsequent Market Price for the Common Stock at December 31, 1996) which SBBM has right to acquire by exercise of a stock option (expiring December 31, 1998). The stock option granted by the Issuer gives SBBM the right to acquire up to $2,000,000 in Common Stock at Subsequent Market Price defined in the underlying agreement as the average of the mean of the high and low prices for the Common Stock as reported on the NASDAQ National Market tier of the NASDAQ Stock Market for each of the five (5) consecutive trading days ending two (2) trading days prior to the closing date for the option exercise.

                  (b) The respective members of the Group have sole power to vote and to dispose of all of the shares of Common Stock identified in subparagraph (a) above, except for the shares covered by stock options and warrants as set for in note (2) thereto. In the event of the purchase of such shares, SBBM would have the sole power to vote and dispose of all the shares of Common Stock issued upon such purchase. Until such purchase SBBM has no sole or shared power to vote or dispose of any of the stock options and warrants.

                  (c) SBBM purchased 1,103,448 shares of Common Stock at a price of $3.625 per share on December 31,1996 in connection with the private placement of such securities. On that date, SBBM also acquired the stock options and the warrants as described in note (2) to Item 5(a).

                        SRO sold 57,000 shares of Common Stock in the open market in the following manner:

Registered Name      Transaction Date    No. of Shares    Price Per Share
S.R. One, Limited       10-22-97             1,000            $4.50
S.R. One, Limited       10-24-97             2,000            $4.50
S.R. One, Limited       12-16-97            10,000            $4.00
S.R. One, Limited       12-17-97            32,000            $4.00
S.R. One, Limited       12-18-97            10,000            $4.00
S.R. One, Limited       12-19-97             2,000            $4.00

                  (d) The only transactions involving the Group and the Common Stock of the Issuer during the period from January 1, 1996 to the date of this filing are those described above.

                  (e) Not applicable

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

                        None

Item 7.           Materials to be Filed as Exhibits.

                        Exhibit 1. Joint Filing Agreement dated as of January 9, 1998.

                                                               Page 6 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  January 9, 1998

                                                S.R.ONE, LIMITED



                                                By: /s/ Donald F. Parman
                                                   ----------------------
                                                        Donald F. Parman
                                                        Vice President
                                                          and Secretary

                                                               Page 7 of 7 Pages

                                    EXHIBIT 1


        The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) under Section 13(d) of the Securities Exchange Act of 1934, as amended, that (1) they shall cause a single Schedule 13D to be filed on behalf of both parties in respect of their ownership interests in the Common Stock of Ribi Immunochem Research, Inc. and (2) S.R. One, Limited shall be authorized to sign said Schedule 13D and any amendments thereto on behalf of both members of the Group.

                                                S.R. ONE, LIMITED



                                                By:  _________________________
                                                        Donald F. Parman
                                                        Vice President
                                                          and Secretary

                                                SMITHKLINE BEECHAM BIOLOGICALS
                                                   MANUFACTURING S.A.



                                                By:  __________________________
                                                        Name:
                                                        Title:



                                                By:  __________________________
                                                        Name:
                                                        Title:

DATED:  January 9, 1998


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